Filed by Alpine Electronics, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated December 4, 2018

December 5, 2018
To all parties concerned

Company Name:	Alpine Electronics, Inc.
Representative:	Nobuhiko Komeya
Representative Director and President
(Code: 6816, TSE 1st Section)
Inquiries:	Toshinori Kobayashi, Director, Administration
TEL:	+81-3-5499-8111

Notice Regarding Announcement of Alpine’s Views in Response to the Additional Questions from a
Shareholder for Alpine’s Extraordinary General Meeting of Shareholders

Alpine Electronics, Inc. (the “Company”) received questions in written form (the “Shareholder’s Questions”) in advance of the extraordinary general meeting of shareholders of the Company scheduled to be held on December 5, 2018 (the “Extraordinary General Meeting of Shareholders”) from its shareholder, Oasis Investments II Master Fund Ltd. (“Oasis”), on November 30, 2018.  In addition to the Shareholder’s Questions, the Company received additional questions from Oasis on December 4, 2018 (the “Additional Questions”).

As was the case for the Shareholder’s Questions, the Additional Shareholders’ Questions principally contain questions relating to the business integration between the Company and Alps Electric (the “Business Integration”) and the share exchange agreement (as may be amended from time to time) executed by the Company and Alps Electric Co., Ltd. on July 27, 2017.

The Company would like to disclose the questions included in the Additional Shareholders’ Questions and the Company’s views in response thereto as below with the aim of facilitating smooth procedures at the Extraordinary General Meeting of Shareholders and fair information disclosure to all shareholders with respect to the Business Integration.

Please note that the questions in the Additional Shareholders’ Questions stated below have been stated exactly as received (*), and the views of the Company in response thereto use the following abbreviations, etc. as appropriate.

(*) Please note that the Additional Shareholders’ Questions which the Company received are in Japanese language only and the questions stated below are translations which the Company prepared.

Abbreviations, etc.	Description
Alps Electric	Alps Electric Co., Ltd.
Alps Logistics	Alps Logistics Co., Ltd.
Share Exchange
The share exchange in which Alps Electric becomes the wholly owning parent company resulting from a share exchange and the Company becomes the wholly owned subsidiary company resulting from a share exchange

Share Exchange Ratio	The share exchange ratio agreed by the Companies in the share exchange agreement for the Share Exchange
Companies	Collectively refers to the Company and Alps Electric
SMBC Nikko	SMBC Nikko Securities Inc.
YCG	YAMADA Consulting Group Co., Ltd.
Ibbotson	Ibbotson Associates Japan, Inc.

1. Questions from Oasis and the Company’s Views in Response Thereto
No	Questions from Oasis	Views of the Company
13	Please disclose the period when Mr. Hideo Kojima served as a signing financial auditor of Alps Logistics Co., Ltd. (“Alps Logistics”).	●	Mr. Kojima served as a signing financial auditor of Alps Logistics from the fiscal year ended March 31, 2002 through the fiscal year ended March 31, 2006.
14
Mr. Hideo Kojima retired as Senior Advisor to Ernst & Young ShinNihon LLC in June 2011 and assumed the office of a corporate auditor of the Company in the same month.  Please explain the background of the Company nominating Mr. Hideo Kojima as a corporate auditor candidate (e.g., because his nomination was recommended by Alps Electric) at the ordinary general meeting of shareholders held in June 2011.
●
Mr. Kojima was nominated as a candidate for corporate auditor by recommendation of the director in charge of administration of the Company at the time, and thus it is not true that his nomination was recommended by Alps Electric.

15	Has Mr. Hideo Kojima had personal or business contact with any officer or employee of Alps Electric or Alps Logistics since June 2011? Please disclose the details.	●
Mr. Kojima has been participating in the group officers’ workshops (twice a year) and the group audit and supervisory committee member liaison committee meetings (once a year) in the course of his work as the Company’s corporate auditor or director who is an audit and supervisory committee member.  However, he does not have any contact or relationships, including personal relationships, that would impair his independence.

16
The Company received a financial analysis report on the share exchange ratio and an opinion (fairness opinion) from SMBC Nikko Securities on July 26, 2017, as well as a written report (toshinsho) from the Third-Party Committee on July 26, 2017.
Since Mr. Hideo Kojima is the only outside director who is a member of the Third-Party Committee, we believe that he examined the details of the financial analysis by SMBC Nikko Securities in the course of preparing the written report (toshinsho).

16.1
Please explain what kind of examination Mr. Hideo Kojima conducted with respect to the fact that SMBC Nikko Securities applied EBITDA multiples of between 3.6 and 4.6 in as part of the DCF analysis in calculating terminal value based on the multiple method.
●
With respect to the multiples applied to analyse the terminal values of the Company and Alps Electric, the Company’s directors, including Mr. Kojima, confirmed with SMBC Nikko the details and estimation method of the multiples (that the EBITDA multiples were used in accordance with the same method as in the comparable company analysis), the process of selecting the comparable listed companies, and matters such as the consistency in the handling of the Company and Alps Electric in the analysis.  As a result, the directors determined that the multiples applied to the Companies (EBITDA multiples) were reasonable.

No	Questions from Oasis	Views of the Company
16.2	Please explain what kind of examination Mr. Hideo Kojima conducted with respect to the fact that SMBC Nikko Securities treated the amount of approximately 30 billion yen as necessary operating cash.	●
With respect to necessary operating cash of the Company and Alps Electric, the Company’s directors, including Mr. Kojima, verified necessary operating cash of the Companies through measures such as interviews with the Companies and review of a related financial due diligence report, as well as verifying matters such as consistency in the handling of necessary operating cash used in the enterprise value analysis through interviews with SMBC Nikko.  As a result, the directors determined that the treatment of necessary operating cash is reasonable.

17
The Third-Party Committee received a financial analysis report on the share exchange ratio and a fairness opinion from YCG on September 26, 2018, and the Company received a written report (toshinsho) from the Third-Party Committee on September 26, 2018.  Given those facts, we believe that Mr. Hideo Kojima examined the details of the financial analysis by YCG in the course of preparing the written report (toshinsho):

17.1
While the discount rates applied to Alps Electric (8.27% to 9.27%) in the financial analysis by SMBC Nikko Securities were higher than the discount rates applied to the Company (5.97% to 6.97%), in the financial analysis by YCG, as a result of YCG taking the size premium into consideration, the discount rates applied to Alps Electric (5.57% to 6.81%) were lower than the discount rates applied to the Company (7.07% to 8.64%).  Please explain what kind of examination Mr. Hideo Kojima conducted with respect to this inversion of the discount rates between the financial analysis by SMBC Nikko Securities and the financial analysis by YCG.
●
As a result of their examination, the Company’s directors, including Mr. Kojima, confirmed that the discount rates of Alps Electric and the Company were applied inversely in the analyses by the two financial advisors due to the decision of “whether or not to apply a size premium.”

		●	It is the understanding of the Company’s board of directors that whether a size premium should be taken into consideration is not an indisputable issue, even in theoretical enterprise value analysis, and that the treatment in practice varies depending on the analysis policies of each financial advisor. Accordingly, as a result of the examination, the board of directors determined that the results of both sets of analyses were reasonable.
		●	Moreover, in order to take a cautious approach in relation to YCG’s analysis, the Company examined the impact on the analysis result of the share exchange ratio on the hypothetical assumption that the size premium not to have been used. The result was that the median value of the range was approximately 0.67 and the Share Exchange Ratio exceeded the median value.
		●	In addition, the Company’s board of directors examined the appropriateness of the size premium used by YCG by reviewing such matters as YCG’s analysis policy, the handling of size premiums in comparable transactions, and the content of Ibbotson’s report.
		●	Given that, the Company’s board of directors comprehensively evaluated various factors, including the above and SMBC Nikko’s analysis results, and concluded that the Share Exchange Ratio is fair.

No	Questions from Oasis	Views of the Company
17.2
While YCG incorporated the size premium calculated by Ibbotson into its calculations, it is believed that YCG did not use the size premium table by market capitalization calculated by Ibbotson on an as-is basis.  Please explain what kind of examination Mr. Hideo Kojima conducted with respect to the size premium used by YCG.
●
The size premiums used by YCG in its analysis came from figures stated in the Japan Size Premia Report 2018 (as of the end of December 2017) (tertiles) issued by Ibbotson, and it is believed that the premise that Oasis indicates may contain an error.

18
With respect to the directors of the Company before reelection at the 52nd ordinary general meeting of shareholders of the Company held on June 21, 2018 (excluding the directors who did not participate in the discussions regarding, or the approval of, the Share Exchange at the board of directors meeting of the Company because they have conflicts of interest or potential conflicts of interest concerning the Share Exchange):

18.1	Were those directors aware of the issues with the financial analysis by SMBC Nikko Securities set out in Questions 16.1 and 16.2 above?	●	As a result of the examination set forth in 16.1 above, the Company’s board of directors are not aware of any particular issues with the content of the analysis by SMBC Nikko.
18.2	If the directors were aware of the issues with the financial analysis by SMBC Nikko Securities set out in Questions 16.1 and 16.2 above, please explain what kind of examination they conducted.
18.3	If any of those directors made statements at the board of directors meeting as to the Share Exchange, please explain the content of those statements.	●	We decline to comment on the details of who made what kind of statement from the perspective of ensuring free and spirited discussions in the board of directors meetings.
19
With respect to the directors of the Company after reelection at the 52nd ordinary general meeting of shareholders of the Company held on June 21, 2018 (excluding the directors who did not participate in the discussion or the resolution with respect to the Share Exchange at the board of directors meeting of the Company because they have conflicts of interest or potential conflicts of interest concerning the Share Exchange cannot be denied):

No	Questions from Oasis	Views of the Company
19.1	Were those directors aware of the issues with the financial analysis by YCG set out in Questions 17.1 and 17.2 above?	●
As a result of the examination set forth in 17.1 above, the Company’s board of directors determined that the Share Exchange Ratio is fair and it is not aware of any particular issues with the content of the analysis by YCG.

19.2	If the directors were aware of the issues with the financial analysis by YCG set out in Questions 17.1 and 17.2 above, please explain what kind of examination they conducted.
19.3	If any of those directors made statements at the board of directors meeting as to the Share Exchange, please explain the content of those statements.	●	We decline to comment on the details of who made what kind of statement from the perspective of ensuring free and spirited discussions in the board of directors meetings.

End

One of the parties to the Business Integration, Alps Electric, has filed a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed share exchange with the Company.  The Form F-4 contains a prospectus and other documents.  Once the Form F-4 is declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders’ meeting at which the share exchange will be voted upon.  The Form F-4 and prospectus, as they may be amended from time to time, contain important information about Alps Electric, the Company, the share exchange and related matters.  U.S. shareholders of the Company are urged to read the Form F-4, the prospectus and other documents filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange.  Any documents filed with the SEC in connection with the share exchange are available, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, their Business Integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:
(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as that the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities or other necessary approvals being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.